

Bank of America Merrill Lynch 2019 Auto Summit

Jim Baumbick
Vice President
Enterprise Product Line Management, Ford Motor Company

April 17, 2019

Driving Capital Allocation To High-Margin, High-Growth Businesses

HIGHLY ACCRETIVE

ROIC (%)

Circle size = 2017 +/- EBIT (Bils)

- 50%
- 40%
- 30%
- 20%
- 10%

150% of Company EBIT

High Performing

Profitable

EBIT Margin

Expense For Future Growth

(15)% (10)% 10% 20%

- (10)%
- (20)%
- (30)%

Low Performing

HIGHLY DILUTIVE

- Utilizing Product Line Management to take necessary actions, with urgency, to optimize portfolio and drive profitable growth with appropriate returns

- Raising the returns of underperforming assets where we can via fitness and alternative business models

- Shifting capital to higher-return businesses and investments



Note: All references to EBIT and EBIT Margin are on an adjusted basis

2

Leveraging Ford's Strengths



WORK



ADVENTURE



PERFORMANCE



HUMAN CONNECTION

Migrating To A Product Line Management Focus

Successful Businesses

F-Series   **#1** full-size pickup globally

Ranger   **#2** medium-size pickup outside U.S.

Transit   **#1** cargo van globally

Explorer   **#1** America's all-time best-selling SUV

Mustang   **#1** sports coupe globally

Eight New Product Lines

1. North America Truck
2. Global Truck
3. Commercial Vehicles
4. Utilities & Passenger Vehicles
5. Icons
6. Luxury
7. Electrified Vehicles
8. Emerging Markets

**Based On Ford's Most Successful Vehicles, We Are Scaling
The Product Line Management Focus Across Our Full Portfolio**

Migrating To A Product Line Management Focus

Successful Businesses

F-Series



Ranger



Transit



Explorer



Mustang



Common Elements Of Success

Affinity for the product line: Team members wake up **living and breathing the product line**

Empowered teams: Autonomy to make decisions and respond to rapidly changing market conditions to **optimize business outcomes**

Deep customer intimacy: In-market presence and deep customer understanding with a **human-centered design approach**

Continuity over time: Team members involved and learn from the same product line **over multiple lifecycles**

Well-understood Franchise DNA: Customers and Ford teams know **what the product line stands for**

Common Elements Of Success Will Change The Way We Work

Shifting Spending To Successful Truck, Utility And Winning Businesses

Global Industry Segmentation (% Of Total)



Ford Capital Allocation Shift (% Of Total)



Changing How We Work

Operating Model and Key Objectives


FROM

- **Traditional customer research**

- **Hierarchical formal decision-making**

- **Subsidized underperforming product lines**





TO

- **Deeper customer insight – design-thinking**

- **Agile and streamlined decision-making**

- **Making shrewd choices**


Drive Stronger End-to-End Business Results



FRESH!

Deep customer insight and strategic choices

End-to-end product line continuity

Faster decision-making

Shared accountability for business outcomes

Stewards of product freshening cadence

We Are Driving Strong Business Results Using New Operating Models End-to-End Along Product Lines

Deepening Our Customer Relationship And Growing Moats Through Human-Centered Design Thinking



Ford's Experience Designers analyzed a courier's typical day and identified ways to enhance human performance to save seconds each time a drop was made. Operator fatigue was reduced and efficiencies realized



Safely **shutting down, securing** and **re-starting** a modern van can require as many as **50 actions per drop**

Illustrative Example:	**15** seconds saved per **drop**	x	**80** drops per **shift**	=	**100** minutes saved per **week**	=	**850+** extra drops per **vehicle**, per year	>	**$2K** salary savings per **driver**, per year

Human-Centered Design Enhances Partnerships With Our Customers To Make A Successful Business Even Better

Improving Our Successful Commercial Van Business

Transit Family






Growing Leadership Position


NA
#1 Brand
Outsells next competitor 2:1


EU
#1 Brand
Leveraging relationships to improve an already strong business


China
#1 Brand
Poised to grow in wide-body bus and van

We Are The Global Leader In The Commercial Van Segment; Our Product Line Focus Will Drive Continuing Growth

Expanding Our Portfolio To Preferred Segments



Urban ← → Rugged

Large ↑ ↓ Small

OPPORTUNITY

EXPEDITION   FX4

ST   NEW EXPLORER

ST   NEW EDGE

ON-ROAD PERFORMANCE   MUSTANG INSPIRED BEV

NEW ESCAPE   ECOSPORT

BRONCO

SMALL RUGGED UTILITY

SHARPEN
Sharpening our focus to be more expressive in Urban Active and performance oriented utilities

FORTIFY & GROW
Maintain core offerings and capture growth with emotive sport and off-road offerings

CONQUER
Aggressively re-entering the off-road adventure space that we helped create

  = portfolio expansion

Transforming Our Product Freshness Portfolio



Ford U.S. Passenger Vehicles Average Age of Portfolio (Years)

Legacy Nameplate Drops

Lower is Better

2016: 5.4
2017: 5.3
2018: 5.8
2019: 5.6
2020: 3.3
2021: 3.2
2022: 3.5
2023: 3.0

Shorter Product Cycles

Improved Short-term Approach (2018 - 2020)

- Significant new Utility product introductions
- Elimination of legacy Sedan nameplates

Enhanced Long-term Approach (2020+)

- Shorter product lifecycles, with a longer outlook on nameplate direction
- Customer / competitive-driven cadence actions



Note: Mid-Cycle Actions not included; non-volume-weighted assessment

Allocating Capital To Win – Michigan Assembly Plant

2017 Products
(200K Units)



C-MAX



Focus

2017 vs. 2021 Improvement

$1B+ EBIT

2021 Products
(200K+ Units)



Ranger (2019 launch)



Bronco (2020 launch)

Benefits Of Product Line Management

- Capital allocation informed through strategy – making choices

- Leverage franchise strengths

- Expand portfolio to preferred segments

- Grow moats with a relentless focus on customer use cases

- Increase speed to market

- Transform product freshness

Allocate Capital To Where We Can Win – Higher-Return Opportunities



Q&A

Cautionary Note On Forward-Looking Statements

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Ford's long-term competitiveness depends on the successful execution of fitness actions;
- Industry sales volume, particularly in the United States, Europe, or China, can be volatile and could decline if there is a financial crisis, recession, or significant geopolitical event;
- Ford's new and existing products and mobility services are subject to market acceptance;
- Ford's results are dependent on sales of larger, more profitable vehicles, particularly in the United States;
- Ford may face increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in commodity prices, foreign currency exchange rates, and interest rates can have a significant effect on results;
- With a global footprint, Ford's results could be adversely affected by economic, geopolitical, protectionist trade policies, or other events, including Brexit;
- Ford's production, as well as Ford's suppliers' production, could be disrupted by labor disputes, natural or man-made disasters, financial distress, production difficulties, or other factors;
- Ford's ability to maintain a competitive cost structure could be affected by labor or other constraints;
- Pension and other postretirement liabilities could adversely affect Ford's liquidity and financial condition;
- Economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns) could be worse than Ford has assumed;
- Ford's vehicles could be affected by defects that result in delays in new model launches, recall campaigns, or increased warranty costs;
- Ford may need to substantially modify its product plans to comply with safety, emissions, fuel economy, and other regulations that may change in the future;
- Ford could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- Ford's receipt of government incentives could be subject to reduction, termination, or clawback;
- Operational systems, security systems, and vehicles could be affected by cyber incidents;
- Ford Credit's access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Ford Credit could experience higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Ford Credit could face increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- Ford Credit could be subject to new or increased credit regulations, consumer or data protection regulations, or other regulations.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2018, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

